VIA EDGAR CORRESPONDENCE

Ms. Kristi Marrone

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

October 19, 2016

Dear Ms. Marrone,

Re:	Melco Crown Entertainment Limited (the “Company” or “we”)

Form 20-F for the Fiscal Year Ended December 31, 2015 (“Form 20-F”)

Filed April 12, 2016

File No. 001-33178

We are responding to the Staff’s letter of September 16, 2016 relating to our annual report on Form 20-F for the year ended December 31, 2015 filed on April 12, 2016.

We have set forth the Staff’s comment immediately preceding the response. Unless otherwise defined herein, terms used in this letter shall have the meanings ascribed to them in our Form 20-F.

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies

(n) Land Use Rights, Net, page F-17

1.	We note your response to prior comment 1b. Please provide to us your internal construction timeline supporting your conclusion that the material terms of the land concession contracts could be reasonably expected to be completed by the required 2018 deadlines. In your response, specifically detail for us the additional construction completed for the City of Dreams and Studio City projects from October 2015 through the date of your next response and compare this to your construction timeline as of October 2015.

We acknowledge the Staff’s comments and our internal construction timelines supporting our conclusion that the material terms of the land concession contracts for City of Dreams and Studio City could be reasonably expected to be completed by the deadlines under the respective land concession contracts are set out below.

City of Dreams Construction Requirements

Status as of October 2015

Under the land concession contract of City of Dreams, the remaining construction requirements are the fifth hotel tower and its related amenities to be completed by January 2018 (or within the additional 120-day grace period permitted under the land concession contract for City of Dreams). In October 2015, the Company evaluated the remaining construction requirements for the fifth hotel tower and its related amenities and its construction programme and formed the view the remaining construction requirements were capable of being completed within the timeline originally prescribed under the land concession contract (including any applicable grace period) of City of Dreams.

Following is a timeline of the City of Dreams Construction Programme for the fifth hotel tower and its related amenities as of October 2015:

City of Dreams Construction Programme Timeline as of October 2015
Construction Milestone	Status / Expected Completion Time
Design	Complete
Statutory Submissions and Approvals	Complete
Sub-contract Award and Procurement	Complete
Enabling Works and Foundation	Complete
Perimeter Wall	Complete
Corewall	March 2016
Exoskeleton Steel	September 2016
Other Superstructure/ Facades	December 2016
Building MEP, ABWF, Fit Out Works[1]	March 2018
Statutory Inspections	April 2018

[1]	MEP – Mechanical, Electrical and Plumbing; ABWF – Architectural Builders Works and Finishes

Update as of October 2016

City of Dreams Construction Programme Timeline as of October 2016
Construction Milestone	Status / Expected Completion Time
Design	Complete
Statutory Submissions and Approvals	Complete
Sub-contract Award and Procurement	Complete
Enabling Works and Foundation	Complete
Perimeter Wall	Complete
Corewall	Complete
Exoskeleton Steel	October 2016
Other Superstructure/ Facades	March 2017
Building MEP, ABWF, Fit Out Works	February 2018
Statutory Inspections	March 2018

As reflected in the City of Dreams Construction Programme as of October 2016, since October 2015, the Company has completed the construction of the corewall and construction of the exoskeleton steel is nearing completion. As is inherent in any large-scale construction project, certain construction milestones have been slightly modified. Construction of other superstructure/facades has been slightly extended by three months while the remaining two construction milestones have been accelerated by one month. Accordingly, construction of the final milestones for the fifth hotel tower and its related amenities continue to remain on track and to be completed within the timeline originally prescribed under the City of Dreams land concession contract (including any applicable grace period).

Studio City Construction Requirements

Status as of October 2015

Under the current land concession contract of Studio City, the remaining construction requirements include primarily a hotel and related amenities, which are required to be completed by July 2018 (or within the additional 150-day grace period permitted under the land concession contract for Studio City).

In October 2015, the Company evaluated the remaining construction requirements and the related construction programme for the hotel tower and related amenities and formed the view that the construction requirements were capable of being completed within the timeline originally prescribed under the land concession contract (including any applicable grace period). This assessment was based on the Company’s management and engineering staff, which have extensive experience in completing large-scale construction projects within designated timelines as demonstrated by the successful completion of the Altira Macau property and the completed portions of the City of Dreams, Studio City and City of Dreams Manila properties. The timeline for the remaining constructions for Studio City is set out below:

Original Studio City Construction Programme Timeline as of October 2015
Construction Milestone	Status / Expected Completion Time
Design	May 2016
Statutory Submissions and Approvals	November 2016
Sub-contract Award and Procurement	September 2016
Superstructure and Facades	June 2018
Building MEP, ABWF, Fit Out Works	June 2018
Statutory Inspections	July 2018

In addition, in October 2015, management also possessed options of either applying for an amendment of the Studio City land concession contract, in the event it decided to pursue a revised project, or filing an application to extend the development period to complete construction of the project, in the event additional changes to the project were required to be made. Both amending the terms of the land concession contract or obtaining an extension of the development period would be subject to the Macau government approval.

Based on the aforementioned factors, we formed the view in October 2015 that the remaining construction requirements of Studio City were capable of being completed within the timeline originally prescribed under its land concession contract (including any applicable grace period) or, in case the remaining construction requirements of the project were impacted by external factors not within our control, the Company would have the option to proceed to file an application to the Macau government to extend the development period.

Update as of October 2016

The design phase for the remaining construction for Studio City has been in progress since late 2015. However, in mid-2016, senior management team was made aware of the Macau government’s request for the Company to adopt certain additional environmental protective measures to preserve the natural habitat of a variety of plants and wildlife on land adjacent to the Studio City site. Consequently, after deliberations, in September 2016, the Company made a determination that the original project design would need to be modified to comply with such request and formulated a new construction programme timeline for Studio City to accommodate such additional environmental protective measures.

On October 14, 2016, the Company filed an application with the Macau government for an extension of the development period under the land concession contract for Studio City until January 2023. The Company’s decision to request the extension was premised on the need to modify the original project design and construction programme for the remaining hotel and its related amenities to address the Macau government’s request to Studio City to adopt additional environmental protective measures.

Although the granting of the extension by the Macau government is subject to the Macau government’s assessment of the merits of the application, the Company believes the application meets the criteria for an extension to be granted since the modifications are being made to address additional environmental protective measures requested to be adopted by the Macau government.

Additionally, there are precedent cases for extending the development period under land concession contracts in Macau. The Company previously amended the terms of the land concession contracts and extended the development period for two of our properties, Studio City in 2012 and City of Dreams in 2014. Certain of our competitors have also extended their development periods as part of the amendments to their land concession contracts. For example, Wynn Macau extended the development period for one of its properties in 2009 and Galaxy Entertainment Group extended the development period for one of its properties in 2014.

The updated timeline of the construction programme which formed the basis of our application for an extension of the development period until January 2023, is set out below:

Studio City Construction Programme Timeline as of October 2016
Construction Milestone	Status / Expected Completion Time
Design	March 2017
Statutory Submissions & Approvals	December 2017
Sub-contract Award and Procurement	May 2018
Superstructure and Facades	October 2021
Building MEP, ABWF, Fit Out Works	October 2022
Statutory Inspections	January 2023

The October 2015 Construction Programme Timeline included a development period of approximately 34 months from the design stage to the completion of statutory inspections. In October 2015, management reviewed this timeline and determined it was achievable based on past experiences with previous construction projects in Macau, which were successfully completed within similar timelines.

The October 2016 Construction Programme Timeline includes an extended design period, required to address the additional environmental protective measures requested to be adopted and contemplates a two-phased construction approach with more limited construction hours and volume during the day to minimize the impact on natural habitat of plants and wildlife on land adjacent to the Studio City site.

Based on the aforementioned factors, the Company believes it is reasonably likely that the extension of the development period will be obtained and that the remaining construction of Studio City will be completed within the extended timeline.

2.	We note your response to prior comment 1c and reissue the comment in part. Please tell us the specific factors that caused the company to form the view in October 2015, and not prior, that the outstanding administrative procedures required to enable automatic renewal of the Altira Macau land concession contract could be reasonably completed and achieved.

We acknowledge the Staff’s comment and clarify that, in addition to factors in October 2015 that supported the Company’s determination that the outstanding administrative procedures required to enable automatic renewal of the Altira Macau land concession contract could be reasonably completed, the overall determination was based on a culmination of factors that occurred at various dates leading up to and including October 2015. The factors that occurred in October 2015 are outlined in the fourth paragraph of this response.

Following the completion of the construction requirements under the Altria Macau land concession contract, in 2013 the Company obtained an amendment to the land concession to align the total gross floor area and building footprint in the Altira Macau land concession contract with the total gross floor area and building footprint of Altira Macau as completed. The Company then proceeded to complete the requisite administrative procedures to convert the Altira Macau land concession contract from a provisional land concession to a definitive land concession. As Altira Macau was the Company’s first property to undergo these types of administrative procedures, the Company was uncertain about the timing of such procedures.

In March 2014, Law no. 10/2013, (New Land Law) came into effect in Macau stipulating the automatic renewal of definitive land concessions by the Macau government. After observing the consistent application of the New Land Law for a period of 18 months and having first-hand experience in liaising with the Macau government with respect to the administrative procedures in relation to Altira Macau, the Company considered that the completion of the administrative procedures required to enable automatic renewal of the Altira Macau land concession contract could be reasonably achieved.

Additionally, in October 2015, the Company received approval from the Macau government to operate 250 mass market gaming tables at Studio City. The number of mass market table games approved for operation at Studio City followed a period of significant uncertainty over the number of gaming tables that would be authorized by the Macau government for operation across all new properties under construction in Macau. This authorization to operate 250 mass market gaming tables provided us with the ability to commence operations at Studio City as previously planned. Additionally, this authorization was an important indication that the operations and development projects at our other Macau-based properties (including Altira) would not be adversely impacted by limitations imposed on the number of gaming tables the Company may operate on a Macau-wide basis.

Based on the culmination of the aforementioned events leading up to and including October 2015, the Company formed the view in October 2015, and not prior, that the outstanding administrative procedures required to be completed to enable automatic renewal of the Altira Macau land concession contract could be reasonably achieved.

Please do not hesitate to contact Heather Rollo at +852-2598-3603 or Inês Antunes at +853-8868-3232 or me at +852-2598-3601 if you have any further questions.

Very truly yours,
Melco Crown Entertainment Limited

/s/ Geoffrey Davis
Geoffrey Davis Chief Financial Officer